Filed by ITC^DeltaCom, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ITC^DeltaCom, Inc.

Commission File No. 0-23235

ITC^DELTACOM, INC.

ITC ^DELTACOM INVESTOR AND MEDIA CALL

Leader, Larry Williams

09/08/04

Date of Transcription: September 8, 2004

ITC^DELTACOM, INC.	Page 2
September 8, 2004

Nakia:	Good afternoon. My name is Nakia, and I will be your conference facilitator. At this time, I would like to welcome everyone to the ITC^DeltaCom, FDN Communications and Network Telephone Merger Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during this time, simply press *1 on your telephone keypad. If you would like to withdraw your question, press *2 on your telephone keypad. Thank you, Ms. Bassett. You may begin your conference.

Mary Catherine Bassett:

Thank you, Nakia. And thanks, everyone, for joining today’s call. I am Mary Catherine Bassett, the Director of Communications for ITC^DeltaCom. We have several people available on the call today: Larry Williams, ITC^DeltaCom’s Chairman and Chief Executive Officer; Doug Shumate, ITC^DeltaCom’s Chief Financial Officer; Drew Walker, ITC^DeltaCom’s President of Business Services; Mike Gallagher, FDN’s President and Chief Executive Officer; Ken Meister, FDN’s Chief Financial Officer; and Leo Cyr, Network Telephone’s President and Chief Operating Officer. Larry Williams and Doug Shumate have prepared remarks and then we will follow that up with a question-and-answer period.

I’d like to remind everyone that the call is being taped and broadcast over the Internet. Please note that the Company claims all rights of copyright to that content and will consider any unauthorized reproduction as an infringement on those rights.

As a preliminary matter, I would like to remind everyone today that the presentation and our answers in the Q&A will include certain forward-looking statements as defined in the federal securities laws. The forward-looking statements will include statements regarding when we expect to close the two transactions we announced today, our future financial and operating results, the benefits and synergies of the proposed transactions, and any other effects, results, or aspects of the proposed transactions and other statements identified by words such as anticipate, believe, expect, and similar expressions. These statements involve risks and uncertainties, including costs, delays, and any other difficulties related to the proposed transactions, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings

ITC^DELTACOM, INC.	Page 3
September 8, 2004

and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to ITC^DeltaCom and its industry as discussed from time to time in ITC^DeltaCom’s reports filed with the SEC. I’d like to refer you to the Form 10-K which we filed with the SEC on March 15, 2004. This report contains cautionary statements identifying some of the important factors that could cause our actual results to differ materially from those forward-looking statements made this afternoon. We do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise.

And, with that, I will turn the call over to Larry Williams.

Larry Williams:

Thank you, Mary Catherine. Hello. This is Larry Williams. Good afternoon and thank you for joining today’s call. It’s with great excitement that we announce that ITC^DeltaCom has signed definitive merger agreements with FDN Communications and Network Telephone. The combined company will operate under the name ITC^DeltaCom and will be headquartered in West Point, Georgia, with a strong operational presence in Florida.

I will begin with a high-level overview of today’s announcement and provide additional direction as to what these transactions will mean for our Company. Doug will then go into details of the transactions, including their impact on our liquidity and credit profiles. Following that, we’ll open the call for questions.

We are extremely pleased to announce these important transactions, further executing our focused business strategies. We firmly believe that the combination of our three companies will broaden our facilities-based market coverage, enhance our portfolio of communication solutions, and provide for additional network and operational efficiencies, all critical components in building stability and reinforcing our leadership position in the Southeast.

As previously stated, our Company’s mission to be the premier provider of integrated telecommunications and technology solutions to customers in the Southeast. A key component of our strategy includes identifying selective M&A opportunities in our region. A key component of our strategy includes identifying selective M&A

ITC^DELTACOM, INC.	Page 4
September 8, 2004

opportunities in our region. ITC^DeltaCom’s successful merger and integration of BTI validates this strategy and we are confident that we will be able to build on the success of the BTI transaction to realize significant benefits in our mergers with FDN and Network Telephone. Simply stated, these transactions will create extensive network assets, expertise, and resources while further positioning ITC^DeltaCom as the region’s largest and strongest integrated communications provider.

Let me go into a few details on each of the companies. FDN, headquartered in Maitland, Florida, just outside of Orlando, is a privately held company with approximately $140 million in annual revenue and 600 employees. The company serves approximately 55,000 business customers in seven markets throughout Florida and Georgia and has more than 182,000 retail voice lines in service, of which approximately 178,000 are facilities-based.

Network Telephone, headquarter in Pensacola, Florida, also is a privately held company and has approximately $65 million in annual revenue and 500 employees. The company serves approximately 17,000 business customers in 27 markets across the Southeast and has more than 75,000 retail voice lines in service, of which approximately 43,000 are facilities-based.

This combination clearly leverages the expertise and strength of each of the three companies. The new ITC^DeltaCom will have approximately $800 million in annual revenues and will serve approximately 120,000 business customers across its 45 Southeastern markets. The Company will have more than 635,000 retail voice lines in service.

In addition, FDN and Network Telephone will bring approximately 200 incremental colocations to the combined entity, bringing the total number of colocations for the combined company to more than 450. This combination will significantly enhance ITC^DeltaCom’s facilities-based platform and we expect will reduce some of the risk of the current regulatory environment surrounding UNEP and enhanced extended loops (“EELs”). Further, these transactions will create a tremendous opportunity for us to more efficiently service the small business customer, enabling the combined company to serve the full spectrum of business customers on a facilities-based platform.

ITC^DELTACOM, INC.	Page 5
September 8, 2004

As Doug will discuss in a moment, the combination strengthens our competitive position by significantly improving our liquidity and credit profile and we believe enhance our ability to refinance our long-term debt.

During the preclosing period, each company will continue to operate separately and its customers will experience no change in their existing service agreements.

Upon closing, I will serve as the merged company’s Chairman and CEO. The combined company’s management team has a proven track record and depth of experience in addressing the needs of customers, employees, and shareholders. My direct reports will include:

•        Drew Walker who currently is ITC^DeltaCom’s President of Business Services. He will take over the responsibilities of President of Strategic Services leading our e^DeltaCom Division, Carrier Division, and our Corporate and National Accounts.

• Mike Gallagher, who is currently Chief Executive of FDN, will become President of Business Services, leading our small and medium business initiates.

• Leo Cyr, who currently is President and Chief Operating Officer of Network Telephone, will become Chief Operating Officer of the combined company.

• Doug Shumate will remain ITC^DeltaCom’s Chief Financial Officer.

• Ken Meister, who is currently Chief Financial Officer of FDN, will become Executive Vice President of Corporate Development for the combined company.

• Tom Mullis will remain ITC^DeltaCom’s General Counsel.

• John Williams will remain ITC^DeltaCom’s Vice President of Human Resources.

I will now turn it over to Doug to discuss some of the transactional details. Following that, we will open it up for questions. Thank you again for joining the call. Doug?

ITC^DELTACOM, INC.	Page 6
September 8, 2004

Doug Shumate:	Thank you, Larry, and good afternoon, everyone. We are very excited about the announcement that we have made today. We believe that it demonstrates our continued commitment to be the premier provider of facilities-based telecommunications services to business customers in the southeastern United States. I will first cover a summary of the two transactions and then I will provide our view of the strategic rationality to these two transactions.

• First, we will issue 40.15 million shares to the shareholder groups of FDN Communications and Network Telephone.

•        We expect these transactions will add approximately $200 million in annualized revenue and $15 million of annualized EBITDA upon their closing late this year or early next year. We anticipate that we will assume less than $2 million of debt and between $23-$25 million of cash as a part of these transactions.

•        We also expect that we can realize cost-related synergies of between $25-$30 million within 18-24 months and approximately $20 million of cost-related synergies within 12 months of closing these transactions.

•        FDN is currently net income positive and free cash flow – defined in the literal sense as FDN is creating incremental cash on a monthly basis – while NT is currently experiencing a monthly cash burn of approximately $500,000-$700,000 per month which we anticipate will be greatly reduced by our anticipated closing date. Accordingly, after allocating approximately 5.5 million shares for the purchase of the cash embedded in FDN’s enterprise value, we believe the indicative purchase price of these transactions after excluding the 5.5 million shares is approximately $150 million. This purchase price is represented by approximately 7.75 times annualized revenues and 3.7 times EBITDA after the realization of the anticipated synergies which we believe is accretive to our existing shareholders when compared to our existing trading multiples of approximately 1 times annualized revenues and over 6.5 times annualized last quarter annualized EBITDA.

ITC^DELTACOM, INC.	Page 7
September 8, 2004

I will now cover some of our views on the strategic rationale of these two transactions.

•        First, we believe these transactions will further cement our leadership position in the competitive communications industry in the southeastern United States. We expect the combined company will have over $800 million in annualized revenue and close to $100 million in annualized EBITDA when considering our annualized second quarter EBITDA of almost $83 million and the anticipated $15 million of annualized EBITDA from FDN and NT at the time of closing.

•        Again, we anticipate having in excess of 635,000 access lines — that’s voice lines – serving more than 120,000 business customers. We believe our increased scale will allow us to continue to extract additional efficiencies from our combined cost structures as evidenced by our level of anticipated synergies from these two transactions, which will support continued EBITDA growth over the next 18-24 months.

•        We also believe that our scale will support our goal of additional transactions in the competitive space. We believe these transactions should also mitigate a portion of the regulatory risk associated with both UNEP and EELs.

•        FDN and NT will add more than 200 additional and unique colocations. NT will significant infrastructure in Louisiana, Mississippi, Alabama, and Tennessee, while FDN has the majority of its infrastructure located in Florida. On a combined basis, we expect the companies will have in excess of $200 million of annual revenues related to services provided to customers in the state of Florida, for example, which further demonstrates how we’re strengthening our market share in a key BellSouth state.

• In addition, FDN has a very efficient and automated UNEEL{phonetic} process that will facilitate our anticipated migration of a significant portion of our UNEP base to a facilities-based platform.

As Larry mentioned in his comments, his direct reports reflect the addition of three key members to our senior management team.

ITC^DELTACOM, INC.	Page 8
September 8, 2004

The addition of Mike, Ken, and Leo, who all have significant competitive telecom experience, should increase the capacity of our existing team to address additional opportunities in our space as we attempt to create an entity with well over a billion dollars in revenue.

These transactions will both improve our liquidity and credit profiles as we assume no significant debt and we anticipate that we will assume $23-$25 million in cash. Specifically, based upon our last quarter’s annualized EBITDA and the anticipated amortization of our existing principal balance for year end, our total leverage ratio would approximate 3.5 times. Assuming we are successful in eliminating the additional $10 million in BTI synergies target for this year, our pro forma leverage will improve to approximately 3.15 times. The $15 million of EBITDA we anticipate will be contributed by FDN and NT at closing would improve our pro forma total leverage to 2.7 times. If we realize the anticipated synergies from FDN and NT, our pro forma total leverage ratio should improve to approximately 2 times. These transaction characteristics should greatly enhance our ability to refinance our existing credit facilities, which have a significant principal payment due in June of ‘06 on favorable terms and conditions.

We are extremely excited and proud that we have been able to sign concurrent definitive agreements. We believe that FDN and NT are transforming transactions for our company.

With that, and after an obligatory reading of an S-4 comment from Mary Catherine, we’ll hand it over for Q&A. Mary Catherine?

Mary Catherine Bassett:	Thank you, Doug. You’ll undoubtedly have further questions when we are finished with this call about these transactions, so you should know that ITC^DeltaCom will file with the SEC registration statements on Form S-4 which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each of the transactions, as well as other relevant documents concerning these proposed transactions. We urge investors to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC because they will contain important information.

The proxy statement/prospectus will be mailed to stockholders of

ITC^DELTACOM, INC.	Page 9
September 8, 2004

ITC^DeltaCom prior to the stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statement, including the related exhibits, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statements and these other documents also may be obtained free of charge from ITC^DeltaCom by directing those requests to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attention: Investor Relations.

You should also know that ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with these proposed transactions. Information about the directors and executive officers of ITC^DeltaCom and their ownership of common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders which it filed with the SEC on April 1st of this year. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interest in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement and prospectus regarding each proposed transaction when it becomes available.

And, with that, we will open the call up for questions.

Nakia:	At this time, I would like to remind everyone in order to ask a question, please press *1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question is from Khali Henderson with PHONE+ magazine.

Khali Henderson:	Hi. It’s Khali. My question has to do with some comments Doug made on your plans to migrate some of your UNE-P traffic to UNE-L I believe from FDN, and I was wondering if you could just clarify what your plans were there.

Doug Shumate:	Mike, do you want to take the process that we think that we can utilize your OSS systems as we put under our asset base and give her a little more detail?

Mike Gallagher:	Sure. This is Mike Gallagher down in Orlando, Florida. At FDN,

ITC^DELTACOM, INC.	Page 10
September 8, 2004

we have a provisioning system that we developed ourselves. We call it Rio. And that system has the ability to automatically issue UNE-L, LSARs{phonetic}, and facilitate the conversion of UNE-P traffic over to a facilities base. So we intend to inventory available equipment that ITC^DeltaCom has in their colocation footprint around the Southeast, take a snapshot of the UNE-P lines, and where those lines fall on that inventory we will quickly be able to migrate those over to UNE-L and pay less per loop and not be at risk at that point.

Doug Shumate:	Khali, one of the things that’s the intangibles that Mike and FDN bring to the table is an incredibly efficient we think UNE-L machine which is something that we’ve never focused our business on in the past. And the fact that he does it extremely well will help us mitigate what is perceived as UNE-P exposure in our base; and, quite candidly, we’re very excited about it.

Larry Williams:	The other thing that will benefit us in that respect is the additional 200 colocations that we’re picking up from both Network Telephone and Florida Digital.

Doug Shumate:	You might remember that in some of my past comments I’ve told you that we have 40,000 of our UNE-P lines that we could not address with our facilities. We, again, will continue to update the market on exactly what our UNE-P strategy is and now what the new coverage will be in conjunction with if we ultimately reach terms with BellSouth on a commercial agreement which will come into play as well. But, again, we think this a big step to removing potential exposure for the business.

Khali Henderson:	Thank you.

Nakia:	Your next question is from Patrick Walker.

Patrick Walker:	Hey, guys. Thanks for the call and congratulations on the deal. I think my first question was just on understanding how you’re counting the lines. To clarify, the 635,000 combined access lines on a voice basis?

Larry Williams:	Yes. To be clear, we’ve done on a consistent basis, Patrick, where we don’t count data lines. So when we had our 378,000 lines – again, I’m excluding the wholesale lines – both the NT lines and the

ITC^DELTACOM, INC.	Page 11
September 8, 2004

FDN lines that we’ve disclosed to you are just, those are just the voice lines.

Patrick Walker:	Okay. And the 200 colocations you talk about that you’re bringing on, how would you characterize overlap in those colocations or how many of those are completely new markets? I mean, obviously, from a geographic standpoint, this seems to fit in pretty nicely.

Doug Shumate:	Actually, the two assets have more than 200 colocations. I think that Network Telephone – and I don’t have a fact sheet right in front of me – has significant; there’s probably 350 at least. The 200 are the unique and additional colos, Patrick.

Patrick Walker:	Okay.

Doug Shumate:	We’ve already eliminated the redundancies when we quoted that number to you.

Patrick Walker:	And I assume that would be some of the synergy savings.

Larry Williams:	Remember, we may have one in the town but they may have three or four in that same area.

Patrick Walker:	Right, which would be –

Larry Williams:	It gets you closer to the customer, which is the key.

Patrick Walker:	And that helps to reduce your exposure...

Larry Williams:	That’s right.

Doug Shumate:	To put it into perspective, FDN has about 180 and NT has about 154. And, again, we’ve only said of that total, there’s about 200 that are unique so are, again, incremental to our footprint.

Patrick Walker:	Okay. And that would be a key component of the synergy savings, I assume.

Doug Shumate:	Clearly, we’ve got an opportunity. We’ve been very conservative, candidly, when we created our synergy numbers on when and how fast we can do line costs. But it’s clearly a component.

Patrick Walker:	Okay. And what kind of wholesale revenue comes with the two acquisitions?

ITC^DELTACOM, INC.	Page 12
September 8, 2004

Larry Williams:	Neither of the two companies had any wholesale revenue and, after the merger, we’d be down to probably approximately 12% wholesale of our total revenue.

Doug Shumate:	One thing that might be helpful too is, Ken, if you would comment briefly on the fact that you have only a limited amount of access. And, Leo, I’ll bring the comments on Network Telephone. I think it was only less than $200,000 a month of access because they had already re-priced to RBOC rates. And, Ken, any comments on your access exposure in your business?

Ken Meister:	Well, our access represents about 5% of our total revenue on a monthly basis and we have re-rated all of our access down to ILEC rates per either FCC orders or per contractual arrangements we have with other providers.

Doug Shumate:	So that’s not really what you would call wholesale, Patrick, but obviously revenue that we receive from carriers. And the good news is it’s only a small piece of the business.

Patrick Walker:	And, just to clarify, you’re saying that’s already at the 1.2 syn rate; it’s already the revised rate?

Doug Shumate:	The revenues that we’ve quoted to you are reflective of – the $200 million of combined revenues are reflective of – after any access write-downs.

Patrick Walker:	Got it.

Doug Shumate:	Okay.

Patrick Walker:	Okay. And when you’re talking about $800 million of revenue, are you talking about a June quarter annualized number or are you talking about trailing 12 or are you talking about a prospective or next 12?

Doug Shumate:	Just real quickly it’s talking about what we think they’ll be at closing plus what our last quarter was annualized. So take our last quarter, annualize, and add 200 to it. That’s how you get to 800.

Patrick Walker:	Okay. I just wanted to clarify that.

ITC^DELTACOM, INC.	Page 13
September 8, 2004

Doug Shumate:	Okay.

Patrick Walker:	Okay. Thanks a lot, guys, and good luck.

Doug Shumate:	Take care, Patrick.

Larry Williams:	Thanks, Patrick.

Nakia:	Your next question is from Frank Louthan.

Frank Louthan:	Good afternoon. Let’s see. Going into the synergies, can you give us a little more detail on where that’s coming from? I guess some from the colos, how much from headcounts, and which of the companies are going to –

Doug Shumate:	It’ll follow very similarly to what we did with BTI. We’ve gone through significant integration planning with both of the companies that we’ve brought forth today, and that’s how we created the ranges that we’ve laid out for you and the time patterns. What you should expect is as we approach year end, we will give you very explicit guidance probably relative to where we think it’s coming from, i.e., the SG&A line or the COGs line and what we anticipate for the year. But we’ve given you where we think the run rates will be at year end, and we’ll provide you future deals and clarity on the synergy plans as we go down to a project basis and put accountability and names and requirements to the integration plan.

Frank Louthan:	Okay. Fair enough. What are the gross margins currently on the businesses?

Doug Shumate:	I think they’re very similar to what we’re seeing; but, again, Ken, do you want to comment on yours?

Ken Meister:	Well, I think we’ve characterized ours slightly different than ITC^DeltaCom. If I make it apples to apples, we have approximately 52% gross margins. That’s if we include both variable line cost and fixed network and colocation rent costs.

Frank Louthan:	Okay.

Doug Shumate:	I think that we were, Frank again, we’re close to about 51% and NT is very similar after conforming accounting policies.

ITC^DELTACOM, INC.	Page 14
September 8, 2004

Frank Louthan:	Okay, great. And let’s see. As far as, is there any sort of – just a couple of housekeeping questions. Do you have sort of an RPU from your general customers? Any updates on what the combined DNA will be? Is there any sort of collar on the share price for any of the companies?

Doug Shumate:	Okay. Again, we’ll get – well, there’s really no updates on the DNA. They’ll be going through evaluations and all the required purchase accounting will actually be going through a third party to facilitate that over the next several months. As it relates to a collar, there is not a collar on either of the transactions, so stock price doesn’t come into play as far as closing.

Frank Louthan:	Okay. And just one final thing. CapEx for the new businesses, what can we expect for that for the first 12 months? Thanks.

Doug Shumate:	Okay. And on the CapEx, again, let me just take our business because we’ve given guidance of about $50 million for this year. We’re going to refrain from laying out those numbers for right now, but as we look into next year – because there’s a lot of planning that still needs to go with the integration plan and the timing of those – but let me give you a historical view to give you some information. The Network Telephone on probably a normalized basis might see about $5-$6 million of CapEx which is pretty consistent to what we’re seeing on a percentage of revenue. And, Ken, you’re probably in the $12 million range?

Ken Meister:	Yeah, we’re $10-$12 million on an annual basis.

Doug Shumate:	Okay.

Frank Lowden:	Okay, that’s great. Thank you very much.

Doug Shumate:	Okay.

Nakia:	Your next question is from Anton.

Anton Anikst:	Hi. How are you? I do have a last name. It’s Anton Anikst. How are you guys? My first question is really more big picture, sort of a rationale for a three-way merger. Was there a common equity ownership between FDN and Network Telephone? And, again, my apologies to the Network Telephone folks on the phone, but it seems that the rationale for the FDN acquisition is very transparent.

ITC^DELTACOM, INC.	Page 15
September 8, 2004

It seems like a real facilities-based carrier that’s free cash flow and net income positive, very accretive. And then we start looking at Network Telephone. It looks like less than two-thirds of the lines are facilities-based and we’ve got a prospect of at least near-term free cash flow dilution. So if you guys could give us kind of a sense for what the thought was for going with a three-way merger, that would be helpful. Thanks.

Larry Williams:	Number one, we’ve been working on – as we’ve told people – we’ve been looking at various opportunities and both opportunities happened to come together at the same time. We think they’re very complementary. We think Florida Digital had all those great attributes, but one of the other great attributes it brings is an operating support system, which we mentioned, the colos, and a great management team. And the Network Telephone brings you, maybe because they are smaller – they’re approximately half the revenue of Florida Digital – they’re approaching free cash flow. They did not have common shareholders, by the way. But we actually are able to get more of the synergies out of the Network Telephone arrangement primarily because we overlap in so many more markets with them than we do with Florida Digital. Even though we overlap in all of the markets with Florida Digital, we have about 17 markets or so that we overlap with Network Telephone. So we’ve told you before that most of the synergy savings come about where you have overlaps in markets, and so we think those will drive there. The other difference with Network Telephone, they’re more like us in many ways. They are more a T-1 based company. They have a lot of DSL properties that were very important to us. So we think their facilities and their colos are very, very critical to our long-term strategy. They were very strong out on the western part of our footprint as Florida Digital was very strong in our Florida footprint. And then bringing them together, doing the Florida Digital deal we actually think will help us facilitate the integration of the Network Telephone deal because of their operating systems that we think we’ll be able to utilize.

Doug Shumate:	And, Leo, why don’t you comment on some of the assets that are out there because Larry just briefly referenced some of the DSLAMs. There’s significant opportunity to roll a new product into our base. And one other comment before he does that, Anton, is one way to look at NT is they’re simply a little earlier in the maturation phase of the development of their business because they

ITC^DELTACOM, INC.	Page 16
September 8, 2004

actually went through a restart of a business plan after a PathStar start. So, again, Leo, any comments on that asset base because we are extremely excited about what they bring?

Leo Cyr:	Yeah. I think both Larry and Doug’s comments were right on target. We have very complementary architecture utilizing the integrated T-1 approach as well as doing it over DSL loops, which gives us some additional margin advantage. But we can quickly integrate the networks and move services that we have with other carriers onto ITC^DeltaCom in order to be able to realize the synergies that Larry mentioned.

Anton Anikst:	And is it anticipated that the bulk of the synergies will be headcount-related or is it sort of a mix of real estate/network synergies as well as obviously redundant staff?

Doug Shumate:	I think at the end of the day – and, again, we’ll provide you more guidance in the future in more detail, Anton – but these companies are very similar in their fixed cost structure. So you’d expect to see it from SG&A. You should see it from the redundant real estate. And you should see it from the cost of services. So, again, these are very similar companies to BTI and similar synergies.

Larry Williams:	The only big difference between Network Telephone and BTI – they’re similar in many ways – but BTI had a bunch of fiber which we had to spend capital to integrate. Network Telephone doesn’t have that fiber. They actually use mostly our fiber today, so they’re already on-network which means we don’t have to spend a whole lot of the cost of putting them on our network that we had to with BTI. So we get some immediate benefits of those colos quicker. We get them integrated quicker from an operating day-to-day standpoint because we don’t have that capital investment and that time to get the networks put together.

Anton Anikst:	That’s helpful. And, finally, just a really quick question for Doug. With respect to refinancing the ‘06 bank debt, is it safe to assume that the attempt at high yield offerings from last spring is a pretty decent indication of the kind of structure you guys are thinking of, i.e., not a bank structure with maintenance covenants but also not any sort of equity link structure?

Doug Shumate:	No, I don’t think we want to box ourselves into any structure,

ITC^DELTACOM, INC.	Page 17
September 8, 2004

Anton. And we as a company are not averse to maintenance covenants. These businesses are maturing and they’re becoming more stable so, no, again, that should not be a view of indicative structure as we go forward. I think it will be a dynamic analysis based on all kinds of flexibility, cost of capital, amortization, the terms. So, again, no, it would be premature to make that assumption.

Anton Anikst:	Okay, fair enough. Good luck.

Larry Williams:	We think we have a lot more flexibility after we deliver the balance sheet a little bit better.

Doug Shumate:	Right.

Anton Anikst:	Okay. Thanks so much.

Nakia:	Your next question is from Shane Green.

James Breen:	Good afternoon, gentlemen. Just a couple of questions. Most of mine have been answered, but could you talk a little bit about the types of customers that both FDN and NT have relative to the existing customers of ITC^DeltaCom?

Doug Shumate:	Why don’t I take the broad base and then let the guys fill it in from each of their companies? Again, like we said, FDN has been migrating to the T-1 marketplace, so it’s only of their 182 they can tell you that it’s 20 or 30 some-odd thousand. They are primarily on the UNE-L and they can talk about their typical customers. And Leo is, and his group has been, T-1 focused with some UNE-P that is in the base. But, Mike, do you want to take it?

Mike Gallagher:	Yes. At FDN, we have been focusing on a finite number of markets. We’re only in seven markets, so we’ve been focused on a deep penetration model and that is where we send a salesman down the street, since we only have a finite market – let alone they’re big markets, but we have to capture as many customers as we can – so our profile very much looks likes the size of the city we’re in. We have a broad base of small to medium business, two- to five-line customers that we’ll put on UNE-L loops. And then, of course, there’s another segment of the market that is the middle T-1 market. We have, as Doug said, a very good penetration in that market as well. We’re very deep in our seven markets. We feel

ITC^DELTACOM, INC.	Page 18
September 8, 2004

like with some of the ITC^DeltaCom customers, we could be north of 20% market penetration in the business market. So that’s more of our profile. We do not have the large end, high end customer that ITC^DeltaCom’s been able to get through their C&A channel; but we do have a very good, ubiquitous footprint, ubiquitous coverage in that business market.

James Breen::	Great. So that kind of leaves the question to Doug of by getting some of these new assets in the 200 kind of distinct colos, is that going to allow you to expand that business footprint in terms of the bigger customers?

Doug Shumate:	Again, that’s Drew’s initiative after closing to try to take some of our historic strength out of Alabama and roll it out in North Carolina and roll it out in the rest of these states, and we’ll see. Drew, do you have any thoughts?

Drew Walker:	There are a lot of large customers out there that we haven’t even approached yet. I think we’ve now got new relationships with our new team members and we’ll be able to leverage those as well as hopefully gain some talent in that hig- end sales slot that’ll add to our headcount.

Larry Williams:	Of interest, our largest customer is in Florida who is a Corporate-National customer.

James Breen::	Okay. In terms of sales forces, what are you gaining through Network Telephone and Florida Digital to add on to ITCD?

Doug Shumate:	Leo, do you want to take and give some insight into your base?

Leo Cyr:	We run a total – we have a small dealer channel which we’ll integrate – but we run almost totally direct marketing. There’s actually feet in the street in our 27 markets and some of those markets are no overlap with either FDN or ITC. In other ones, we have overlap and we’ll integrate the sales forces in the overlapping markets.

Larry Williams:	We are looking to keep all of the salespeople in all of the organizations because we have been below where we really wanted to be in salesmen and have been trying to build up our sales force for the last six months since we did the merger with BTI – or seven or eight months – and are looking to have more feet in the street. So if people are producing, then we want them.

ITC^DELTACOM, INC.	Page 19
September 8, 2004

James Breen::	How many quota-bearing sales guys does each of the companies have?

Larry Williams:	Leo, you had what? About 70 or so?

Leo Cyr:	Quota-bearing, we’ve got about 120 total.

Larry Williams:	So 120, but – yeah, 120. And, Mike, you have what? About 130?

Mike Gallagher:	No, we’re closer to around – yeah, with inside sales, that’s right. We’re at 130, yes.

Larry Williams:	Yep.

Doug Shumate:	And we’re at 280 or 290 on the integrated and Drew’s got another 50, what, low end, Drew?

Drew Walker:	That’s correct.

Doug Shumate:	Okay.

James Breen::	That’s 290 with the integrated BTI?

Doug Shumate:	Yep.

Larry Williams:	Yeah.

Ken Meister:	Yeah, so about 330-340 at ITC^DeltaCom on an apples and apples basis.

James Breen::	Okay, great. All right. Thank you very much, gentlemen.

Mike Gallagher:	I think it’s important to note – this is Mike Gallagher – as well that with a company this size, we’re going to be equally as focused on retention as well. A big part of the game out there right now is keeping what you have, and we’re going to have such an impressive scope and breadth of customers that we’re going to be very focused on retaining those customers as well. And that’s going to be a new wrinkle to the CLEC game and we think we’ve got a really good asset base and head start on that.

James Breen::	Great. Thank you.

ITC^DELTACOM, INC.	Page 20
September 8, 2004

Nakia:	Your next question is from Eric Salzman.

Eric Salzman:	Okay. Just two quick questions. {Inaudible} shareholders {inaudible}.

Doug Shumate:	Operator, could you move to the next call. We couldn’t hear Eric.

Larry Williams:	We can’t hear Eric.

Ken Meister:	Hey, Doug and Larry. It’s Ken. He did ask about any lock-up agreements.

Doug Shumate:	Yes. This will be filed in the public filings. As a part of the governance agreements that will be signed, existing principal shareholders of both companies will be subject to not selling more than 10% of their holdings within six months after close. And then there is an additional 45% that could be sold in the second six months and then there are no restrictions.

Nakia:	Again, if you would like to ask a question, please press *1 on your telephone keypad. Your next question is from Julia Wright.

Julia Grice:	Hi. I’m sorry if you’ve already answered this, but is the $15 million estimated addition of EBITDA before or after any synergies?

Doug Shumate:	There’s probably a slight recognition of some synergies in that number prior to close; but, again, the $15 million is what we think we’ll get at close. So we’re clearly trying to like, for example, in a lot of cases on Network Telephone, they’re already running our network on the long-haul network and if there’s other opportunities on an arm’s-length basis to create other transfers of business to the DeltaCom platform, that’s what we’re attempting to do. So there could be some network acceleration.

Julia Grice:	Okay, thank you.

Nakia:	At this time, there are no questions. Mr. Williams, do you have any closing remarks?

Larry Williams:	We appreciate y’all calling in and we will be available probably not too much tomorrow because we’ll be doing employee calls or in meetings throughout Florida; but Doug and I will be reachable or Brad to answer any additional questions that we can answer. Thank you for calling in. Bye now.

ITC^DELTACOM, INC.	Page 21
September 8, 2004

Nakia:	Thank you for participating in today’s teleconference. You may now disconnect.